The RBB Fund, Inc.
615 East Michigan Street
Milwaukee, Wisconsin 53202

October 29, 2024

VIA EDGAR TRANSMISSION

Daniel Greenspan
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”) File Nos.: 033-20827 and 811-05518

Dear Mr. Greenspan:

The purpose of this letter is to respond to the Commission staff’s (the “Staff”) oral comments provided to U.S. Bank Global Fund Services on September 13, 2024, October 18, 2024, October 23, 2024, October 24, 2024 and October 29, 2024, regarding the Company’s post-effective amendment (“PEA”) No. 327 to its registration statement on Form N-1A. PEA No. 327 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on July 19, 2024. The sole purpose of PEA No. 327 was to register a new series of the Company, the Emerald Life Sciences Innovation ETF (the “Fund”).

The Company will file a subsequent PEA under Rule 485(b) (“Amended Registration Statement”) to update any missing information, respond to Staff comments, and file updated exhibits.

As previously disclosed, F/m Investments LLC (“F/m”) will now serve as the investment adviser to the Fund, and Emerald Mutual Fund Advisers Trust, an affiliate of F/m, will instead serve as the investment sub-adviser to the Fund.  Furthermore, the Company notes that the Fund’s name is proposed to be redesignated as follows:

Emerald Life Sciences Innovation ETF   à     F/m Emerald Life Sciences Innovation ETF

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Company’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA No. 327. The Company confirms that the response to Staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Company.

PROSPECTUS
Summary Section – Fees and Expenses
1. Comment: Please revise the second sentence preceding the fee table to provide notice that investors may pay other fees to financial intermediaries.

Response: The Company will revise the second sentence as shown below in the Amended Registration Statement:

“You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and example below.”

2. Comment: Please supplementally confirm whether the Fund will be subject to an expense limitation agreement.

Response: The Company supplementally confirms that the Company, on behalf of the Fund, will enter into a contractual expense limitation with F/m, the investment adviser to the Fund, limiting Fund expenses to 0.54% of average daily net assets (not including acquired fund fees and expenses, short sale dividend expense, brokerage commissions, extraordinary items, interest or taxes) through at least December 31, 2025, and related disclosure has been added to the Prospectus, including a footnote to the fees and expenses table, and SAI as follows:

“The Fund's investment adviser, F/m Investments LLC (the "Adviser"), has contractually agreed to waive all or a portion of its advisory fee and/or reimburse expenses in an aggregate amount equal to the amount by which the Total Annual Fund Operating Expenses (excluding certain items discussed below) for the Fund's Shares exceeds 0.54% of the average daily net assets attributable to the Fund's Shares. In determining the Adviser's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account and could cause net Total Annual Fund Operating Expenses to exceed 0.54%: acquired fund fees and expenses, short sale dividend expenses, brokerage commissions, extraordinary items, interest or taxes. This contractual limitation is in effect until December 31, 2025 and may not be terminated without the approval of the Board of Directors of The RBB Fund, Inc. If at any time the Fund’s Total Annual Fund Operating Expenses (not including acquired fund fees and expenses, short sale dividend expense, brokerage commissions, extraordinary items, interest or taxes) for a year are less than 0.54% or the expense cap then in effect, whichever is less, the Adviser may recoup any waived or reimbursed amounts from the Fund within three years from the date on which such waiver or reimbursement was made by the Adviser, provided such reimbursement does not cause the Fund to exceed (i) expense limitations that were in effect at the time of the waiver or reimbursement, or (ii) the current expense limitations.”

Summary Section – Principal Investment Strategies
3. Comment: The second sentence of the first paragraph states that the Fund will invest in growth opportunities by following “breakthrough science and innovation.” Please add disclosure specifying the criteria used to identify “breakthrough” and “innovation” in issuers.

Response: The Company notes that the word “breakthrough” will be deleted from the Amended Registration Statement. The Company further notes that the term “innovation” is an investment parameter used by the Sub-Adviser.  The Prospectus will be revised to include the following description of the factors used by the Sub-Adviser to define “innovation.” Furthermore, the Company will revise the first paragraph of the “Principal Investment Strategies” section as shown below (added text underlined and deleted text ~~struck through~~):

“The Fund is an actively managed exchange-traded fund (“ETF”) and invests primarily in equity securities of life science companies selected by Emerald Mutual Fund Advisers Trust (the “Sub-Adviser”), the Fund’s investment sub-adviser, under the supervision of the Adviser. The Fund intends to identify and invest in unique growth opportunities within the life sciences universe by following ~~breakthrough science~~ scientific, technological and/or strategic innovation. ~~The Fund may invest in life science companies of any size capitalization. Equity securities in which the Fund may invest include common stock, preferred stock, other investment companies, and depositary receipts. The Fund may invest in shares of companies through private placements, warrants, rights, and initial public offerings~~. The Sub-Adviser believes that innovative companies are those developing new products or reinventing/redesigning existing products/services, thereby generating value for their customers, creating a competitive advantage and/or driving business growth. The Sub-Adviser applies this theme of innovation by using its proprietary 10-step research process to identify companies that the Sub-Adviser believes are substantially focused on or are expected to substantially benefit from one or more of the following criteria:

•
Technological Advancement: In its simplest terms, technological advancement in life science companies involves the translation of innovative science into new products and/or services that improve the lives of consumers.

•
Market Disruption: Market disruption occurs when a company uses new or enhanced technology, manufacturing, marketing, distribution or service delivery approaches to challenge conventional business models, markets, or industries.

•
Artificial Intelligence (AI) in life science:  AI plays a key role in many areas within the Life Sciences industry, utilized by companies that build new AI products and those that most effectively use AI to enhance their business.

The Sub-Adviser intends to apply the above principles to the following life science fields, among others:

Biotechnology. Biotechnology companies translate innovative science into therapeutic applications. This is done by a variety of treatment modalities including small molecules, antibodies, nucleic acids, or a combination of several of these treatment modalities.
Pharmaceutical. Pharmaceutical companies develop, produce and distribute medications.
Medical Diagnostics. Medical Diagnostic companies play a vital role in diagnosing and monitoring medical conditions. These can be an imaging test using an X-Ray, CT, MRI etc. or a laboratory performed test on a sample, among others. Molecular Diagnostic tests are used to help identify a disease or the risk of developing a disease, such as cancer, by studying molecules, such as DNA, RNA, and proteins, in a tissue or fluid sample. Molecular diagnostics may also be used to help plan the treatment for a disease, look for recurrence of a disease, or find out how well a treatment is working. This can take the form of tests for specific biomarkers, genetic tests for predisposition to a disease or condition, tumor sequencing tests or liquid biopsy tests.
~~Medical diagnostics companies provide the detection tools to assess the risks and benefits a patient may experience from a therapy.~~ Medical Devices. Medical devices companies produce instruments, apparatuses, or machines that are used in the prevention, diagnosis or treatment of illness or disease, or for detecting, measuring, restoring, correcting, or modifying the structure or function of the body for a health purpose.
Healthcare Services. Healthcare services companies provide care and/or services in multiple settings, ranging from hospital services to urgent care clinics to newer modes of engagement with telemedicine.
Healthcare Technologies (“Health-tech”). Health-tech companies incorporate novel technologies that enable the delivery of technology-enabled healthcare products and services that can be delivered or consumed outside of a hospital or physician’s office or enhance overall outcomes through artificial intelligence or machine learning.
Synthetic Biology. ~~Synthetic biology companies use modified genomic sequencing to provide therapeutic benefits.~~ Synthetic Biology is a scientific field that uses engineering principles to design and modify organisms and biological systems. Synthetic Biology has applications in many different areas such as health promoting nutraceuticals, designing enzymes that can speed up a reaction and alter the manufacturing process within the pharmaceutical industry or metabolic engineering of organisms for bio-based production of fuel.

4. Comment: Please revise the 80% Policy listed in the first sentence of the second paragraph to include the concept of “innovation” as noted in the Fund’s name. Alternatively, please supplementally advise the Staff why “innovation” should not be counted as part of the Fund’s 80% policy.

Response: The Company will make the requested change and revise the 80% Policy as shown below:

“Under normal market conditions, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities issued by life science companies demonstrating innovation (the “80% Policy”).”

5. Comment: Please describe the methodology used by the Fund to determine whether an issuer is a “life science company” such that investment in such life science company would be consistent with the Fund’s 80% Policy. Please advise of the Fund will be investing in the cannabis industry.

Response: The Company believes that its name and the related prospectus disclosure, as amended below, regarding the application of its 80% Policy are fully consistent with the requirements of Rule 35d-1, as amended (the “Names Rule”). The applicable portion of the Company’s disclosure regarding its principal investment strategy on page 2 of its prospectus will state:

 (added text underlined and deleted text ~~struck through~~):

“The Fund defines life science as a broad field of scientific study focused on living organisms and life processes. It encompasses a variety of disciplines that explore the structure, function, growth, evolution, and interaction of living organisms, ranging from microscopic cells to complex ecosystems. This includes biology, genetics, physiology, ecology, and related areas such as biotechnology, biomedicine, and agricultural sciences. The life sciences aim to improve understanding of biological mechanisms, contribute to human health, and solve challenges in agriculture, medicine, and environmental sustainability. ~~encompass the following fields:~~ For purposes of the 80% Policy the Sub-Adviser will select life sciences issuers from those companies included in the following Subsectors of the FTSE Russell Industry Classification Benchmark (“FTSE Classification”) at the time of the Fund’s investment, (any future changes or reconstitution of the FTSE Classification will be interpreted in good faith by Sub-Adviser in its sole discretion to maintain the focus and integrity of the Fund):

Health Care Facilities
Health Care Management Services
Health Care Services
Health Care: Misc.
Medical Equipment
Medical Supplies
Medical Services
Biotechnology
Pharmaceuticals
Healthcare REIT
Drug Retailers

For purposes of the 80% Policy, the Fund considers companies demonstrating innovation as those companies developing new products or reinventing/redesigning existing products/services, as determined in the sole discretion of the Fund’s Sub-Adviser.”

The Company notes that the adopting release to the most recent amendments to the Names Rule provides helpful guidance regarding the Staff’s views on its application to funds such as the Company using “thematic” terms in their name “may be viewed as clearly suggesting a focus in a type of industry or group of industries.”1 The adopting release notes that “certain terms used in fund names may have more objective or standardized criteria than other terms” and “not all names that fall within the scope of the current rule have precise definitions or standardized, objective criteria.”2 The adopting release further notes that the Names Rule “is not as rigid as many commenters seem to contend when, for example, they suggested that a rule that requires pre-determined definitions of certain terms could lead to retroactive second-guessing by Commission staff and result in funds adopting more generic names or could create incentives for longer, more complex names. The amended rule provides fund managers with flexibility to ascribe reasonable definitions for the terms used in a fund’s name and flexibility to determine the specific criteria the fund uses to select the investments that the term describes,”3 “is designed for funds to retain reasonable discretion in establishing their 80% investment policies, which allows funds to implement nuanced and innovative investment strategies” and explicitly acknowledges that “for many terms, there will be various reasonable means of implementing an 80% investment policy that incorporates a definition or understanding of terminology that differs from another fund whose name incorporates the same terminology.”4  Based on the foregoing, we believe that the Company’s articulation of its 80% policy as disclosed in the prospectus and as referenced in the preceding paragraph that describes the adviser’s distinct approach to thematic investing in “life sciences” issuers is consistent with the term’s plain English meaning and established industry use and within the “reasonable flexibility” and manager discretion specifically contemplated by the Staff. Therefore, the Company’s respectfully submits that its name and its 80% Policy meet the substantive requirements of the Names Rule.

1 See Investment Company Act Release No. IC-35000 at section II.A.1(a).
2 Id.
3 Id at footnote 92 and accompanying text.
4 Id at footnote 93 and accompanying text.

The Company supplementally notes that cannabis securities may be categorized among a wide variety of sectors and industries including agriculture, biotechnology, pharmaceuticals, real estate, retail, and finance. The types of companies that may engage in cannabis-related business include companies that conduct medical research, produce pharmaceutical products, manufacture hemp products, or engage in agricultural activities, real estate activities, or financial services activities. Cannabinoids can also be synthetically produced chemical compounds and used in lawful research and development of prescription drugs or other products utilizing cannabinoids as an active ingredient. Cannabis producers will not be an investment strategy of the Fund, and the Fund will not specifically target investments in the Cannabis Producers Subsection of the FTSE Russell ICB.  However, the Sub-Adviser cannot guarantee that other Life Science related issuers do not derive a portion of their revenue from cannabis related activities.  If the Sub-Adviser determines that an issuer (a) derives any of its total revenue or profits from cannabis related activities or (b) has any of its assets devoted to cannabis related activities, then the Sub-Adviser will eliminate that issuer from consideration for investment by the Fund. The Fund will not invest in any recreational cannabis issuers nor will it invest directly in or hold ownership in any companies that engage in cannabis related business unless permitted by national and local laws of the relevant jurisdiction, including U.S. federal and state laws.

6. Comment:   If the Fund will be investing in emerging or frontier market securities as a principal investment strategy then please add corresponding disclosure.

Response: The Company supplementally confirms that the Fund will not be investing in emerging or frontier market securities as a principal investment strategy, and as such no further disclosure is required.

Summary Section – Principal Investment Risks
7. Comment: Consider whether the risk factors should be displayed in order of importance of the risk, rather than in alphabetical order.

Response: The Company is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Company has considered the Commission’s written guidance on ordering of risks, and the Company believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Company respectfully declines to re-order the risk factors.

8. Comment: Please confirm whether the “Fees and Expenses” table for the Fund should be adjusted to include a line item entry for acquired fund fees and expenses (“AFFE”), given that the inclusion of the “Securities Issued by Other Investment Companies Risk” factor.

Response: The Company supplementally confirms that the Fund does not anticipate the investment strategy will result in reportable AFFE meriting a line item in the fee table, and as such no further disclosure is required.

Summary Section – Management of the Fund – Investment Adviser
9. Comment: Please provide supplemental information about the inclusion of the word “Trust” in the name of Emerald Mutual Fund Advisers Trust, the investment sub-adviser to the Fund.

Response: The Company notes that Emerald Mutual Fund Advisers Trust was organized as a statutory trust under the laws of the State of Delaware in March 2005 and has been a SEC-registered investment adviser since April 2005 (SEC#: 801-64204).

Additional Information about the Fund
10: Comment: Please consider whether expanded disclosure of the Fund’s principal investment strategies should be added per with Item 9(b) of Form N-1A.

Response: The Company acknowledges the Staff’s comment, but believes that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A. The Company does not always include two separate versions: an Item 4(a) summarized version and an Item 9(b) expanded version. Instead, the Company may choose to provide all required information in the section entitled “Summary Section – Principal Investment Strategies” without repeating it the statutory section of the Prospectus. The Company believes that the information included in response to Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b).  General Instruction C(3)(c)(i) of Form N-1A notes that other than in response to Items 2 through 8, a fund may group the response to any Item in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the fund. The Company further notes that General Instruction C(3)(a) of Form N-1A states that “information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” This presentation is also consistent with the Company's previous disclosure of this information and is followed by other funds in the industry. Accordingly, the Company respectfully declines to add additional Item 9(b) disclosure.

STATEMENT OF ADDITIONAL INFORMATION
Investment Restrictions
11. Comment: In the sixth investment restriction, the Fund notes that it will “invest 25% or more of the value of its total assets, in aggregate, in the following industry groups: health care, pharmaceuticals, agriculture, cosmetics/personal care, and biotechnology.” Please supplementally confirm the choice of such industry groups, or revise as needed consistent with the Fund’s principal investment strategy.

Response: The Company has revised the sixth investment restriction as follows (added text underlined and deleted text ~~struck through~~):

6. Invest 25% or more of its total assets, taken at market value at the time of each investment, in the securities of one or more issuers conducting their principal business activities in the same industry or group of related industries, provided that there is no limitation with respect to instruments issued or guaranteed by the United States, any state, territory or possession of the United States, the District of Columbia or any of their authorities, agencies, instrumentalities or political subdivisions and repurchase agreements secured by such instruments, and except that, under normal market conditions, the Fund will invest 25% or more of the value of its total assets, in aggregate, in the following subsectors:

Health Care Facilities
Health Care Management Services
Health Care Services
Health Care: Misc.
Medical Equipment
Medical Supplies
Medical Services
Biotechnology
Pharmaceuticals
Healthcare REIT
Drug Retailers

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at edward.paz@usbank.com.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	Mitch Krahe, Emerald Mutual Fund Advisers Trust Scott Rehr, Emerald Mutual Fund Advisers Trust Steven Plump, The RBB Fund, Inc. Jillian Bosmann, Faegre Drinker Biddle & Reath LLP